UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Corporate Finance Office
March 3, 2010
Investor Relations
Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 20091
•	In 2009, PEMEX’s net loss decreased by Ps. 66.0 billion, notwithstanding that the weighted average price of the Mexican crude oil basket decreased by 46.2%, as compared to 2008. Likewise, it is worth to mention the decrease in the contribution of Pemex-Refining (PR) to the net loss of PEMEX.

•	The decrease of the PEMEX’s net loss was not enough to avoid the impact in the accumulated net losses from prior years in equity.

•	Total crude oil production, without the Cantarell project, has maintained an increasing trend. In 2009, its growing rate was 8.4%.
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summmary* **

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(USSMM)	(Ps. MM)				(USSMM)
Total sales	264,037	314,799	19.2%	50,762	24,078	1,328,950	1,094,154	-17.7%	(234,795)	80,956
Domestic sales	160,372	162,409	1.3%	2,037	12,422	679,754	596,370	-12.3%	(83,385)	44,125
Exports	102,474	151,137	47.5%	48,663	11,560	644,418	492,493	-23.6%	(151,925)	36,439
Revenue from services	1,191	1,253	5.2%	62	96	4,778	5,292	10.8%	514	382
Operating income (loss)	18,774	118,875	533.2%	100,101	9,092	571,111	476,812	-16.5%	(94,299)	35,279
Taxes and duties	86,641	157,268	81.5%	70,627	12,029	771,702	546,633	-29.2%	(225,069)	40,445
Net income (loss)	(117,632)	(16,608)	85.9%	101,024	(1,270)	(112,076)	(46,137)	58.8%	65,939	(3,414)
EBITDA(1)	110,367	181,191	64.2%	70,824	13,859	969,621	(698,091)	-28.0%	(271,530)	51,652
EBITDA/Financial cost(2)	3.1	8.3				13.0	8.9

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigaciόn y Desarrollo de Normas de Informaciόn Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the year fourth quarter of 2009 and for 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non-FRS measure, therefore we provide a reconciliation with net income in the EBITDA section. This measure includes the cost of reserve for labor obligations.

(2)	Excludes capitalized interest.
Note: Numbers may not total due to rounding.

[1]	If no further specification is included, for purposes of analysis, changes are made against the same period of the last year. The financial statements included in this report are non-audited as long as the auditing process concludes.

PEMEX Unaudited Financial Results Report as of December 31, 2009	1

PEMEX	Corporate Finance Office — Investor Relations
Financial Results as of December 31, 2009
Net income

4Q09	In the fourth quarter of 2009, PEMEX recorded a net loss of Ps. 16.6 billion (US$1.3 billion), which represents a Ps. 101.0 billion increase primarily explained by:
•	Increased sales of crude oil exports due to an increase in the weighted average export price of the Mexican crude oil basket, from US$45.7 to US$70.4 per barrel;

•	a foreign exchange gain explained by a 3.2% appreciation of the Mexican peso against the U.S. dollar during the fourth quarter of 2009, as compared to a 23.3% depreciation during the fourth quarter of 2008; and

•	reduced cost of sales due to a positive effect in inventory variation explained by lower prices.

2009	In 2009, PEMEX recorded a net loss of Ps. 46.1 billion (US$3.4 billion), as compared to a net loss of Ps. 112.1 billion in 2008. This reduction is primarily explained by reduced cost of sales, mainly due to reduced purchases of imported products and a benefit on the integrated financial result of Ps. 92.2 billion due to a foreign exchange gain.
Billion pesos Net income Jan.- Change in sales Change in costs Change in Change in Change in taxes and Net income Jan.- Sep. 08 and expenses of others(1) comprehen-sive duties Sep. 09 sales financing result (1) Includes other revenues (credit of negative IEPS tax) net and the effect by subsidiaries.

PEMEX Unaudited Financial Results Report as of December 31, 2009	2
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Total Sales

4Q09	Total sales, including revenues from services, increased by 19.2%, to Ps. 314.8 billion (US$24.1 billion), primarily due to increased prices of crude oil exports, which was partially offset by a decrease in the volume of such exports.

2009	In 2009, total sales, including revenues from services, decreased by 17.7% to Ps. 1,094.2 billion (US$81.0 billion), due to decreased crude oil prices and lower volume of crude oil exports.
Table 1
Petrόleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Sales* **

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	264,037	314,799	19.2%	50,762	24,078	1,328,950	1,094,154	-17.7%	(234,795)	80,956
Domestic sales	160,372	162,409	1.3%	2,037	12,422	679,754	596,370	-12.3%	(83,385)	44,125
Dry natural gas	21,670	16,072	-25.8%	(5,598)	1,229	106,821	59,916	-43.9%	(46,905)	4,433
Petroleum products	132,919	140,173	5.5%	7,254	10,721	543,043	515,700	-5.0%	(27,343)	38,156
Gasoline	65,983	71,128	7.8%	5,144	5,440	265,964	259,002	-2.6%	(6,961)	19,163
Diesel	30,246	33,378	10.4%	3,132	2,553	111,388	121,744	9.3%	10,355	9,008
LPG(1)	15,532	13,253	-14.7%	(2,279)	1,014	55,972	49,461	-11.6%	(6,511)	3,660
Other	21,157	22,414	5.9%	1,257	1,714	109,719	85,493	-22.1%	(24,226)	6,326
Petrochemical products	5,784	6,165	6.6%	381	471	29,890	20,754	-30.6%	(9,137)	1,536

Exports	102,474	151,137	47.5%	48,663	11,560	644,418	492,493	-23.6%	(151,925)	36,439
Crude oil and condensates	86,469	125,348	45.0%	38,879	9,587	562,125	413,966	-26.4%	(148,159)	30,629
Dry natural gas	1,817	453	-75.1%	(1,364)	35	4,360	1,683	-61.4%	(2,677)	124
Petroleum products	13,988	24,728	76.8%	10,739	1,891	75,260	74,612	-0.9%	(647)	5,521
Petrochemical products	200	609	204.3%	409	47	2,674	2,232	-16.5%	(441)	165
Revenue from services	1,191	1,253	5.2%	62	96	4,778	5,292	10.8%	514	392

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informaciόn Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigaciόn y Desarrollo de Normas de Informaciόn Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the year fourth quarter of 2009 and for 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Liquefied Petroleum Gas

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2009	3
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Domestic sales
4Q09	Domestic sales increased by 1.3% to Ps. 162.4 billion (US$12.4 billion), which is primarily explained by the following:
•	Sales of petroleum products increased 5.5% to Ps. 140.2 billion, primarily due to higher prices and volume of gasoline sales, which were partially offset by reduced volume of diesel sales.

•	Sales of petrochemical products increased by 6.6%, to Ps. 6.2 billion, primarily as a result of reduced sales volume, from 915 to 1,013 thousand tones (Mt).

•	In contrast, sales of dry natural gas decreased by 25.8%, to Ps. 16.1 billion, due to a decrease in the average price of natural gas from US$5.9 to US$4.0 per million British Thermal Unit (MMBtu), nonetheless a 9.1% increase in volume sold, from 2,979 to 3,249 million cubic feet per day (MMcfd).
2009	Domestic sales decreased by 12.3% to Ps. 596.4 billion (US$44.1 billion), due to widespread price decreases affecting natural gas, petroleum products and petrochemicals, as well as decreases in the sales volumes of petroleum products and petrochemicals.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Fourth quarter (Oct. -Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
Dry natural gas (MMcfd)	2,979	3,249	9.1%	271	3,086	3,119	1.1%	32
Petroleum products (Mbd)	1,785	1,824	2.2%	39	1,827	1,772	-3.0%	(55)
Gasoline	803	815	1.5%	12	792	792	0.0%	(0)
Diesel	380	365	-4.0%	(15)	382	359	-6.0%	(23)
LPG	307	302	-1.7%	(5)	292	281	-3.5%	(10)
Other	295	342	16.1%	47	362	340	-6.1%	(22)
Petrochemicals products (Mt)	915	1,013	10.7%	98	4,134	4,014	-2.9%	(121)

Note: Numbers may not total due to rounding.
Exports
4Q09	Export sales increased by 47.5% to Ps. 151.1 billion (US$11.6 billion), which is primarily explained by the following:
•	Crude oil and condensates export sales increased by 45.0%, to Ps. 125.3 billion, due to a 53.9% increase in the weighted average Mexican crude oil basket export price from US$45.7 to US$70.4 per barrel; which was partially offset by a 12.0% decrease in the volume of crude oil exports, from 1,420 to 1,249 thousand barrels per day (Mbd).

•	Petroleum products export sales, which increased by 76.8% to Ps. 24.7 billion, due to prices increase and an 8.3% increase in the volume exported, from 206 to 223 Mbd.

•	Petrochemical products export sales increased by 204.3% to Ps. 0.6 billion, as a result of a 163.2% increase in the volume exported, from 76 to 201 Mt.

•	However, dry natural gas export sales decreased by 75.1% to Ps. 0.5 billion, primarily due to reduced availability as a result of increased demand in the Mexican electric sector.

2009	In contrast, in 2009 export sales decreased by 23.6%, to Ps. 492.5 billion (US$36.4 billion), due to lower crude oil prices and decreased volume of crude oil exports.

PEMEX Unaudited Financial Results Report as of December 31, 2009	4
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table 3
Petrόleos Mexicanos, Subsidiary Entities and Subsidiary Companies
International Trade(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
Exports
Crude oil (Mbd)	1,420	1,249	-12.0%	(171)	1,403	1,225	-12.7%	(178)
Heavy	1,249	1,040	-16.7%	(209)	1,251	1,068	-14.6%	(183)
Light	38	13	-65.9%	(25)	23	14	-38.5%	(9)
Extra-light	133	196	47.8%	63	130	143	10.7%	14
Average price (US$/b)	45.7	70.4	53.9%	24.6	98.3	52.9	-46.2%	(45.4)

Dry natural gas (MMcfd)	198	61	-69.0%	(136)	107	67	-38.0%	(41)
Petroleum products (Mbd)	206	223	8.3%	17.0	177	250	41.5%	73
Petrochemicals (Mt)	76	201	163.2%	125	463	578	24.8%	115

Imports
Dry natural gas (MMcfd)	397	473	19.1%	76	447	422	-5.6%	(25)
Petroleum products (Mbd)(2)	547	530	-3.1%	(17)	549	513	-6.5%	(36)
Petrochemicals (Mt)	137	178	30.5%	42	303	349	15.1%	46

(1)	Source: P.M.I. ® except dry natural gas.

(2)	Includes 98 Mbd and 105 Mbd of LPG for the fourth quarter of 2008 and 2009, respectively.
Note: Numbers may not total due to rounding.
Cost of Sales

4Q09	In the fourth quarter of 2009, cost of sales decreased by 22.7%, to Ps. 164.8 billion, primarily as a result of the following:
•	a favorable inventory variation effect in the amount of Ps. 27.7 billion, primarily as a result of reduced prices in the fourth quarter of 2009 as compared to the same quarter of 2008; and

•	a decrease of Ps. 13.3 billion in the amortization of wells due primarily to the use of updated hydrocarbon reserves figures.
The cost of sales as a percentage of total sales amounted to 52.3%, a decrease of 28.3 percentage points, primarily by a favorable result in the inventories variation.

2009	In 2009, cost of sales decreased by 21.0%, to Ps. 516.8 billion. This decrease was primarily the result of the following:
•	a decrease of Ps. 76.8 billion in purchases of imported products then to be sold in México; and

•	a favorable change in inventories variation of Ps. 32.8 billion due to reduced changes in prices during 2009 as compared to 2008.
Cost of sales as a percentage of total sales amounted to 47.2%, representing a decrease of 2.0 percentage points as compared to 2008, primarily as a result of reduced purchases of imported products.

PEMEX Unaudited Financial Results Report as of December 31, 2009	5
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
General Expenses

4Q09	In the fourth quarter of 2009, general expenses decreased by 3.3%, to Ps. 31.1 billion, primarily due to a decrease of Ps. 1.1 billion in operating expenses, and a decrease of Ps. 1.0 billion in the net cost of the period for employee benefits.

2009	In 2009, general expenses decreased by 3.2% to Ps. 100.5 billion, primarily due to a decrease of Ps. 5.3 billion in the net cost of the period for employee benefits, partially offset by an increase of Ps. 2.3 billion in operating expenses.
Net Cost of the Period for Employee Benefits2

4Q09	In the fourth quarter of 2009, the net cost of the period for employee benefits increased by 15.6%, to Ps. 33.1 billion.

2009	The net cost of the period for employee benefits decreased by 6.4%, to Ps. 105.4 billion. This decrease is mainly due to the recognition, in 2008, of the initial effects of the Mexican FRS D-3 “Employee benefits”; among them were severance payments and career projections.
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Other operating costs and expenses

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Cost of sales	213,039	164,779	-22.7%	(48,261)	12,603	654,033	516,836	-21.0%	(137,197)	38,240

General expenses	32,224	31,146	-3.3%	(1,079)	2,382	103,806	100,507	-3.2%	(3,299)	7,436
Distribution expenses	11,673	8,079	-30.8%	(3,594)	618	33,962	31,856	-6.2%	(2,106)	2,357
Administrative expenses	20,551	23,066	12.2%	2,516	1,764	69,844	68,651	-1.7%	(1,194)	5,079

Net cost of the period for employee benefits	28,666	33,126	15.6%	4,460	2,534	112,644	105,404	-6.4%	(7,240)	7,799

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and the 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
Operating Income

4Q09	In the fourth quarter of 2009, operating income increased by 533.2%, to Ps. 118.9 billion, primarily as a result of increased export sales and lower cost of sales; the latter due primarily to the favorable inventories variation effect.

2009	In 2009, operating income decreased by 16.5%, to Ps. 476.8 billion, due to decreased crude oil prices and volume of crude oil exports.

[2]	The cost of the reserve for employee benefits comprises provisions over the year to account for the increase of the reserve for employee benefits, which is recognized in the financial statements in accordance with Mexican FRS D-3 “Employee benefits”. This cost is allocated among cost of sales, distribution expenses and administrative expenses. A change in the cost of the reserve for employee benefits reflects the recognition of one additional year of employment and age; wage increases, pensions and benefits; and changes in actuarial assumptions.
PEMEX Unaudited Financial Results Report as of December 31, 2009
www.pemex.com

6

PEMEX	Corporate Finance Office — Investor Relations
Other Revenues (Expenses) -Net

4Q09	In the fourth quarter of 2009, other revenues (expenses)-net decreased by 57.6%, to Ps. 15.4 billion, primarily due to a reduced tax credit derived from the negative rate of the IEPS[3] tax of Ps. 14.1 billion.

2009	In 2009, other net revenues decreased by 79.7%, to Ps. 40.3 billion, primarily due to reduced IEPS tax credit of Ps. 157.2 billion.
Comprehensive Financing Result

4Q09	In the fourth quarter of 2009, the loss associated with comprehensive financing result decreased by 107.7%, to Ps. 6.6 billion, as a result of:
•	a foreign exchange gain of Ps. 83.4 billion mainly explained by a positive exchange rate effect due to a 3.2% appreciation of the peso against the U.S.dollar during the fourth quarter of 2009, as compared to a 23.3% depreciation during the fourth quarter of 2008; and

•	lower financing costs of Ps. 8.6 billion.

2009	During 2009, comprehensive financing result represented a cost of Ps. 15.3 billion, which is below the cost of Ps. 107.5 billion recorded in 2008. This variation resulted from:
•	a foreign exchange gain of Ps. 85.7 billion; and

•	a lower financing cost of Ps. 6.5 billion.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result* **

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Comprehensive financing result	(85,417)	6,614	-107.7%	92,031	506	(107,512)	(15,308)	-85.8%	92,204	(1,133)
Financial income(1)	17,968	12,748	-29.1%	(5,220)	975	38,063	48,308	26.9%	10,245	3,574
Financial cost(1)	(35,564)	(21,749)	-38.8%	13,815	(1,664)	(74,512)	(78,300)	5.1%	(3,788)	(5,793)

Foreign exchange gain (loss)	(67,821)	15,615	-123.0%	83,436	1,194	(71,063)	14,685	-120.7%	85,747	1,087

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP - issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and the 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.
Note: Numbers may not total due to rounding.
Participation in Results of Subsidiary Entities and Affiliates

4Q09	During the fourth quarter of 2009, participation in the results of subsidiary entities and affiliates increased from a loss of Ps. 0.7 billion to a loss of Ps. 0.2 billion, primarily due to the maturity of transactions involving Repcon Lux and Petróleos Mexicanos.

2009	In 2009, participation in the results of subsidiary entities and affiliates increased from a loss of Ps. 2.0 billion to a loss of Ps. 1.3 billion, primarily due to the maturity of transactions involving Repcon Lux and Petróleos Mexicanos.

[3]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

PEMEX Unaudited Financial Results Report as of December 31, 2009	7
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PEMEX	Corporate Finance Office — Investor Relations
Income before Taxes and Duties

4Q09	In the fourth quarter of 2009, income before taxes and duties increased by 553.9%, to Ps. 140.7 billion mainly due to:

• an increase of Ps. 100.1 billion in operating income, as a result of increased prices of crude oil exports; and

•    an increase of Ps. 92.0 billion in the comprehensive financing result, which represented a cost in the fourth quarter of 2008; this decrease was due to a 3.2% appreciation of the peso against the U.S. dollar in the fourth quarter of 2009, against a 23.3% depreciation of the peso against the U.S. dollar in the fourth quarter of 2008.

2009	In 2009, income before taxes and duties decreased by 24.1%, to Ps. 500.5 billion, primarily due to:

• a decrease of Ps. 157.2 billion in other revenues(expenses)-net, due to a decrease in the tax credit derived from the negative rate of the IEPS; and

• a decrease of Ps. 94.3 billion in operating income.

Both decreases are explained primarily by lower prices and reduced sales volumes.

Taxes and Duties[4]

4Q09	In the fourth quarter of 2009, taxes and duties paid increased by 81.5%, to Ps. 157.3 billion (US$12.0 billion), primarily due to increased reference prices.

2009	In 2009, taxes and duties paid decreased by 29.2%, to Ps. 546.6 billion (US$40.4 billion), primarily due to lower prices and reduced volume of crude oil production.
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties* **

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total taxes and duties	86,641	157,268	81.5%	70,627	12,029	771,702	546,633	-29.2%	(225,069)	40,445
Hydrocarbon duties	85,078	158,293	86.1%	73,215	12,107	761,217	537,911	-29.3%	(223,306)	39,800
Ordinary hydrocarbons duty	74,908	134,842	80.0%	59,934	10,313	667,018	459,347	-31.1%	(207,671)	33,987
Duty on crude oil extraction	—	992		992	76	—	2,722		2,722	208
Extraordinary duty on crude oil exports	-1,903	—	-100.0%	1,903	—	25,560	—	-100.0%	(25,560)	—
Hydrocarbons duty for the stabilization fund	11,853	21,719	83.2%	9,866	1,661	66,930	73,278	9.5%	6,348	5,422
Duty for scientific and technological research on energy	216	734	240.1%	518	56	1,676	2,539	51.5%	863	188
Duty for oil monitoring	4	7	65.9%	3	0.6	34	25	-24.7%	(8)	2
Other taxes and duties(1)	1,563	-1,025	-165.6%	(2,587)	(78)	10,485	8,722	-16.8%	(1,763)	645

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and the 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.

[4]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

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PEMEX	Corporate Finance Office — Investor Relations
Changes in the Fiscal Regimes for Chicontepec and Deep Waters in the Gulf of Mexico
On October 21, 2009, the Chamber of Deputies approved changes in the fiscal regimes for Chicontepec and Deep Waters fields in the Gulf of Mexico:

Special Duty	The rate of the Special Duty decreased to 30%; it is computed over the value of production minus authorized deductions.[5] This rate will increase to 36% when cumulative production of the region exceeds 240 MM barrels of crude oil equivalent (boe).

The deductible limit (cost cap) applicable to the Special Duty increased to the lesser of US$32.5 per boe and 60% of the price of the boe.[6] In addition, the recovery period for costs that exceed the deductible limit was extended to 15 years for both regions.[7]

Hydrocarbons Extraction Duty	The rate of the Hydrocarbon Extraction Duty was modified from (i) a variable rate between 10% and 20% (depending on the weighted average Mexican crude oil export price) to (ii) a fixed rate of 15% of applicable total income.

Additional Hydrocarbons Duty	The Additional Hydrocarbons Duty was created, and will be applied, if and only if, the equivalent price of crude oil exceeds US$60.0 per boe. This duty is calculated by applying a rate of 52% on total production volume multiplied by the difference between the equivalent crude oil price and US$60.0.
2009 Results by Subsidiary Entities
Net Income by Subsidiary Entity
As of December 31

PEP	In 2009, Pemex-Exploration and Production (PEP)’s operating income per boe decreased by 30.2%, to US$41.4 per barrel. This decrease was primarily due to lower prices and reduced volume of crude oil production. In addition, the ratio of taxes and duties to operating income increased by 5.9 percentage points to 93.3%.

As a result, PEP recorded net income of Ps. 6.3 billion, as compared to net income of Ps. 23.5 billion.

[5]	The rate of the Special Duty was 71.5% for Chicontepec and was a variable rate between 60% and 71.5%, depending on the average Mexican crude oil export price, for deep waters fields in the Gulf of México.

[6]	The former deductible limit for Chicontepec was US$11.0 per boe and US$2.7 per Mcf. The former deductible limit for deep waters was US$16.5 per boe and US$4.0 per Mcf.

[7]	The former recovery periods for costs that exceeded the deductible limit was seven years for fields in Chicontepec, and ten years for fields in deep waters in the Gulf of Mexico.

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PEMEX	Corporate Finance Office — Investor Relations
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected indexes* **

	Year ended Dec. 31,
Pemex - Exploration and Production	2008	2009	Change		2009
					(US$/boe)
Sales / Hydrocarbons production (Ps. / boe)	786.2	602.9	-23.3%	(183.4)	44.6
Operating income / Hydrocarbons production (Ps. / boe)	602.0	419.9	-30.2%	(182.1)	31.1
Net income/ Hydrocarbons production ( Ps . / boe)	16.2	4.6	-71.7%	(11.6)	0.3
Taxes and duties / Operating income	87.4%	93.3%	5.9%

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and the 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Note: boe stands for barrels of crude oil equivalent.

PR	In 2009, the variable refining margin of the National Refining System [8] was US$1.61 per barrel, US$0.72 less than in 2008. Nonetheless, Pemex-Refining’s operating loss decreased by 69.4% in 2009, to Ps. 85.9 billion, and its net loss also decreased to Ps. 48.5 billion, as compared to Ps. 119.5 billion.

PGPB	Despite increased processing, the decrease of natural gas prices and liquids of gas lead Pemex-Gas and Basic Petrochemicals (PGPB) to an increased operating loss, to Ps. 3.0 billion, as compared to a loss of Ps. 0.3 billion.

As a result, PGPB recorded lower net income of Ps. 0.6 billion, as compared to net income of Ps. 2.3 billion.

PPQ	The operating loss of Pemex-Petrochemicals (PPQ) decreased by 1.8% to Ps. 19.0 billion, essentially due to a decrease in the cost of employee benefits for the period.

The net loss of PPQ decreased to Ps. 18.6 billion, as compared to a loss of Ps. 18.7 billion, mainly as a favorable effect of Ps. 0.5 billion in its comprehensive financial result.

EBITDA

4Q09	In the fourth quarter of 2009, earnings before interest, taxes, depreciation and amortization, or EBITDA, increased by 64.2%, to Ps. 181.2 billion (US$13.9 billion).

2009	In 2009, EBITDA decreased by 28.0%, to Ps. 698.1 billion (US$51.7 billion).

[8]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, internal consumption (consisting of fuel oil and natural gas used to operate the refineries) and auxiliary services (electric power, water and catalysts).

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PEMEX	Corporate Finance Office — Investor Relations
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation* **

	Fourth quarter (Oct.- Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Net income (loss)	(117,632)	(16,608)	-85.9%	101,024	(1,270)	(112,076)	(46,137)		65,939	(3,414)
+ Taxes and duties	86,641	157,268	81.5%	70,627	12,029	771,702	546,633	-29.2%	(225,069)	40,445
- Comprehensive financing result	(85,417)	6,614	-107.7%	92,031	506	(107,512)	(15,308)	-85.8%	92,204	(1,133)
+ Depreciation and amortization	27,274	14,019	-48.6%	(13,255)	1,072	89,841	76,884	-14.4%	(12,957)	5,689
+ Net cost of the period for employee benefits	28,666	33,126	15.6%	4,460	2,534	112,644	105,404	-6.4%	(7,240)	7,799

EBITDA	110,367	181,191	64.2%	70,824	13,859	969,621	698,091	-28.0%	(271,530)	51,652

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and the 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

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PEMEX	Corporate Finance Office — Investor Relations
Consolidated Balance Sheet as of December 31, 2009
Working Capital

Current Assets	As of December 31, 2009, current assets had increased by 9.3% to Ps. 398.2 billion, as compared to December 31, 2008, primarily due to an increase of Ps. 20.0 billion in the valuation of inventories as a result of an increase in the reference prices.

Short-term Liabilities	Short-term liabilities had increased by 38.1%, to Ps. 243.0 billion, primarily as a result of an increase of Ps. 31.8 billion in taxes and duties payable, due to a decrease in income that was larger than the decrease in the corresponding authorized deductions.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Working capital* **

	Year ended Dec. 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	364,292	398,229	9.3%	33,938	30,495
Cash & cash equivalents	114,224	128,180	12.2%	13,955	9,816
Net accounts receivable	184,596	184,614	0.0%	18	14,137
Inventories	65,472	85,436	30.5%	19,964	6,542
Short-term liabilities	175,965	242,971	38.1%	67,006	18,606
Short-term debt(1)	91,224	102,600	12.5%	11,376	7,857
Suppliers	35,382	63,278	78.8%	27,896	4,846
Net accounts payable	32,686	28,639	-12.4%	(4,047)	2,193
Taxes payable	16,673	48,453	190.6%	31,781	3,710
Working capital(2)	188,327	155,259	-17.6%	(33,069)	11,889

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0587 = US$1.00 as of December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd. and Repcon Lux, S.A.

(2)	Current assets minus short-term liabilities.
Property, plant and equipment

Fixed assets	Property, plant and equipment increased by 14.5% to Ps.967.6 billion.

Debt

Total	As of December 31, 2008, total consolidated debt, including accrued interests, had increased by 7.7%, to Ps. 631.9 billion (US$48.4 billion). This increase was primarily due to increased indebtedness, which was partially offset by a 3.5% appreciation of the Mexican peso against the U.S. dollar, affecting non-peso denominated debt[9].

Total debt over the sum of equity and total liabilities represented 45.8%.

Net	Net debt increased by 6.6% to Ps. 503.7 billion (US$38.6 billion).

[9]	Total debt as of December 31, 2008 consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance, Ltd. and RepCon Lux, S.A. Total debt as of December 31, 2009 consists of documented debt of Petròleos Mexicanos and Pemex Finanice, Ltd.

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PEMEX	Corporate Finance Office — Investor Relations
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt* **

	As of December 31,
	2008	2009	Change		2009
	(Ps. MM)			(US$MM)
Total debt	586,711	631,859	7.7%	45,148	48,386
Short-term	91,224	102,600	12.5%	11,376	7,857
Long-term	495,487	529,258	6.8%	33,772	40,529
Cash & cash equivalents	114,224	128,180	12.2%	13,955	9,816
Total net debt	472,486	503,679	6.6%	31,193	38,570

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0587 = US$1.00 as of December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile * **

		As of December 31,
		(Ps. MM)	(US$MM)
Documented debt in pesos		109,467	8,383
	January- December 2010	23,930	1,832
	January 2010- December 2011	25,083	1,921
	January 2011 - December 2012	18,633	1.427
	January 2012- December 2013	13,821	1,058
	January 2013 and beyond	28,000	2,144

Documented debt in other currencies		522,392	40,003
	January- December 2010	78,671	6,024
	January 2010- December 2011	47,138	3,610
	January 2011 - December 2012	46,856	3,588
	January 2012- December 2013	53,563	4,102
	January 2013 and beyond	296,164	22,679

Total debt		631,859	48,386

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0587 = US$1.00 as of December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

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PEMEX	Corporate Finance Office — Investor Relations
Investing Activities

2009	During 2009, PEMEX invested a total of approximately Ps. 251.4 billion. The allocation of these total investments was the following[10]:
•	Ps. 226.4 billion to Exploration and Production[11];

•	Ps. 18.5 billion to Refining;

•	Ps. 3.9 billion to Gas and Basic Petrochemicals;

•	Ps. 2.0 billion to Petrochemicals; and

•	Ps. 0.6 billion to Petróleos Mexicanos.

2010	For 2010, PEMEX expects to invest approximately Ps. 263.4 billion[12]. The estimated allocation of these investments is the following:
•	Ps. 220 billion to Exploration and Production[13];

•	Ps. 32.0 billion to Refining;

•	Ps. 5.7 billion to Gas and Basic Petrochemicals;

•	Ps. 4.8 billion to Petrochemicals; and

•	Ps. 0.9 billion to Petróleos Mexicanos.
Financing Activities
Funds raising

Credit lines	During the fourth quarter of 2009, Petróleos Mexicanos obtained US$593.5 millions in loans made or guaranteed by export credit agencies.

Capital Markets	Petróleos Mexicanos did not enter into capital markets transactions in the fourth quarter of 2009. In 2010, Petróleos Mexicanos has performed the following operations:
•	On January 28, Petróleos Mexicanos issued a US$1.0 billion Notes due 2020 and 6.0% semi-annual coupon (closing date: Feb. 5).

•	On February 4, Petróleos Mexicanos issued approximately Ps.15 billion pesos in the domestic bonds distributed in three tranches (closing date: Feb. 8):
- Approximately Ps. 8 billon due 2015 and TIE 28 plus 70 basis points coupon;

- Ps. 5 billion due 2020 and 9.10% semi-annual coupon; and

- Approximately Ps. 2 billion in UDIS due 2020 and 4.2% semi-annual coupon.
•	On February 11, Petróleos Mexicanos issued CHF 150 million in bonds due 2014 and anual 3.5% coupon. This issuance is a reopening (closing date: Feb. 26).
The proceeds from these activities will be used to finance PEMEX’s investment program and refinancing activities.

[10]	These investment amounts may be further modified based on budgetary adjustments.

[11]	It includes upstream maintenance expenditures.

[12]	Based on 2010 Federal Budget.

[13]	It includes upstream maintenance expenditures.

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PEMEX	Corporate Finance Office — Investor Relations
Liquidity Management

4Q09	As of December 31, 2009, US$2.5 billion of the syndicated revolving credit facility were fully available.

Elimination of PIDIREGAS

On November 13, 2008, PEMEX ´s PIDIREGAS (long term productive infrastructure projects) scheme was eliminated. As a result, Petróleos Mexicanos, assumed, prior to December 31, 2009, as primary obligor, all payment obligations under PIDIREGAS financings entered into by financing vehicles created for such purpose, including the Fideicomiso Irrevocable de Administración F/163 (Fideicomiso F/163) and the Pemex Project Funding Master Trust (Master Trust).

To assume the payment obligations of Fideicomiso F/163, Petróleos Mexicanos carried out a public exchange offer of the securities issued by Fideicomiso F/163 for securities issued by Petróleos Mexicanos. The financial terms and conditions of the securities have not been modified.

With respect to the Master Trust, Petróleos Mexicanos assumed the obligations of the Master Trust, pursuant to the terms and conditions of the underlying agreements and other documentation relating to the issuance of such bonds.

The terms and conditions of the securities issued by the Fideicomiso F/163 and the Master Trust have not been modified.
Equity
As of December 31, 2009, PEMEX’s equity had decreased to Ps. 18.3 billion, as compared to Ps. 26.9 billion recorded as of December 31, 2008. This decrease was primarily due to the net losses recorded in 2009 and in previous years. We note that under Mexican law, public decentralized entities are permitted to operate with negative equity. In addition, current financing agreements do not include financial covenants or events of default that could be triggered as a result of negative equity.
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity* **

	As of December 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total equity	26,885	(18,253)	-167.9%	(45,138)	(1,398)
Certificates of contribution	96,958	96,958	0.0%	—	7,425
Increase in equity	179,915	180,382	0.3%	467	13,813
Social capital	3,546	3,534	-0.4%	(12)	271
Legal reserve	988	960	-2.8%	(28)	74
Donations	884	1,004	13.6%	120	77
Comprehensive profit (loss)	6,434	6,887		452	527
Accumulated net income (losses)	(261,840)	(307,977)	17.6%	(46,137)	(23,584)
From prior years	(149,764)	(261,840)	74.8%	(112,076)	(20,051)
Net income (loss) for the period	(112,076)	(46,137)	-58.8%	65,939	(3,533)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigaciόn y Desarrollo de Normas de Informaciόn Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the year fourth quarter of 2009 and for 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

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PEMEX	Corporate Finance Office — Investor Relations
Other Relevant Topics

Changes in the organizational structure of PEMEX	On December 18, 2009, the Board of Directors of Petróleos Mexicanos approved a series of changes to its organizational structure of the company:
•	Elimination of the Corporate Direction of Engineering and Projects, the former duties of which will now be carried out by the Corporate Direction of Operations and by the Subsidiary Entities.

•	Creation, within the Corporate Direction of Operations, of the Deputy Direction of Projects Development.

On January 25, 2010, the Board of Directors of Petróleos Mexicanos also approved the creation of the Corporate Direction of Information Technologies and Business Processes.

Board of Directors and Executive Committees	On May 14, 2009, the Board of Directors of Petróleos Mexicanos held its first meeting with its new structure, which included the following professional members, in accordance with the Petróleos Mexicanos Law:
•	José Fortunato Álvarez Enríquez;

•	Héctor Moreira Rodríguez;

•	Rogelio Gasca Neri; and

•	Fluvio César Ruiz Alarcón.

Additionally, seven Executive Committees, whose role is to support the work of the Board of Directors of Petróleos Mexicanos, were installed:
•	Audit and Performance Evaluation;

•	Transparency and Accountability;

•	Compensation;

•	Strategy and Investment;

•	Acquisitions, Leasing, Works and Services;

•	Development and Technological Research; and

•	Environmental and Sustainability.

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Appointments	On September 7, 2009, President Felipe Calderón appointed Juan José Suárez Coppel to the position of Chief Executive Officer of Petróleos Mexicanos.

On October 22, 2009, the Board of Directors of Petróleos Mexicanos approved the appointment of Carlos Rafael Murrieta Cummings to the position of Corporate Director of Operations of Petròleos Mexicanos.

On October 29, 2009, the Chief Executive Officer of Petróleos Mexicanos appointed Homero Niño de Rivera Vela to the position of Chief of Staff of the General Direction.

On December 28, 2009, President Felipe Calderón appointed Miguel Tame Domínguez to the position of Director General of Pemex-Refining.

On January 4, 2010, President Felipe Calderón appointed Jordy Herrera Flores to the position of Director General of Pemex-Gas and Basic Petrochemicals.

On January 25, 2010, the Board of Directors of Petróleos Mexicanos appointed:
•	Esteban Levin Balcells, to the position of Corporate Director of Management;

•	Carlos Treviño Medina, to the position of Chief Financial Officer; and

•	Mauricio Abraham Galán Ramírez to the position of Corporate Director of Information Technologies and Business Processes.

Fight against the illicit market	On November 18, 2009, PEMEX recovered 42 thousand liters of condensates in the municipality of General Bravo, Nuevo León. These products had been illegally extracted from Pemex-Exploration and Production facilities located in the Burgos area.

On December 11, 2009, PEMEX recovered 50 thousand liters of hydrocarbons which had been illegally extracted through a tap in a section of the Salamanca–Tula pipeline located near San Antonio Calichar, Guanajuato.

PEMEX credit ratings	On December 14, 2009, Standard & Poor ´s (S&P) upgraded PEMEX’s long-term local currency credit rating from “A-” to “A”. However, S&P at the same time downgraded PEMEX’s long-term foreign currency credit rating from “BBB+” to “BBB” as a result of Mexico’s local and foreign currency credit rating downgrade. S&P also removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings.

Organic Statute	On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which was then published on September 24, 2009 in the Diario Oficial de la Federación (Official Gazette of the Federation). The Organic Statute of Petróleos Mexicanos establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos; as well as the duties and internal regulations of the Board of Directors of Petróleos Mexicanos. The Organic Statute of Petróleos Mexicano became effective as of September 25, 2009.

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Regulations to the Petróleos Mexicanos Law	On September 4, 2009, the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law, or the Regulations) were published in the Official Gazette of the Federation. The Regulations are a set of rules that regulate the application of the Petróleos Mexicanos Law with respect to, among other things: (i) the operation of the Board of Directors of Petròleos Mexicanos and its committees; (ii) business, planning and budgeting processes, including provisions related to acquisitions and finance programs; and (iii) procurement contracts related to PEMEX’s core business, as well as its control and performance evaluation.

Regulations to the Regulatory Law to Article 27	On September 22, 2009, the new Reglamento de la Ley Reglamentaria del Artìculo 27 Constitucional en el Ramo del Petróleo (Regulation of the Regulatory Law to Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs) was published in the Official Gazette of the Federation. It dictates the execution of the Regulatory Law.

Administrative Contracting Guidelines	On December 18, 2009, the Board of Directors of Petróleos Mexicanos approved Administrative Contracting Guidelines for Acquisitions, Leasing, Construction and Services for Petróleos Mexicanos and its Subsidiary Entities. These will be the main guidance for the procedures contracting mechanisms of the incentivized contracts.

2009-2011 Collective Labor Contract	PEMEX’s contractual relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and by a collective bargaining agreement between PEMEX and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers Union). This agreement is reviewed every two years, although wages are reviewed on an annual basis.

On July 23, 2009, PEMEX and the Petroleum Workers’ Union executed a new collective bargaining agreement, which became effective on August 1, 2009 and by its terms is scheduled to expire on July 31, 2011. The terms of this agreement provide for a 4.9% salary increase and a 1.5% increase in other benefits.

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PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet* **

		As of December 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	364,292	398,229	9.3%	33,938	30,495
Cash & cash equivalents	114,224	128,180	12.2%	13,955	9,816
Net accounts receivable	184,596	184,614	0.0%	18	14,137
Inventories	65,472	85,436	30.5%	19,964	6,542
of products	60,366	80,411	33.2%	20,045	6,158
of materials	5,105	5,025	-1.6%	(80)	385

Investments in shares of non-consolidated subsidiaries and affiliates	11,177	9,762	-12.7%	(1,415)	748

Properties, plant and equipment	845,062	967,592	14.5%	122,529	74,096

Other assets, net	16,306	4,987	-69.4%	(11,320)	382

Total assets	1,236,837	1,380,570	11.6%	143,732	105,720

Short-term liabilities	175,965	242,971	38.1%	67,006	18,606
Short-term debt(1)	91,224	102,600	12.5%	11,376	7,857
Suppliers	35,382	63,278	78.8%	27,896	4,846
Net accounts payable	32,686	28,639	-12.4%	(4,047)	2,193

Taxes payable	16,673	48,453	190.6%	31,781	3,710

Long-term liabilities	1,033,987	1,155,852	11.8%	121,864	88,512
Long-term debt(1)	495,487	529,258	6.8%	33,772	40,529

Reserve for employee benefits	495,084	576,136	16.4%	81,052	44,119

Reserve for sundry creditors and others	36,377	43,524	19.6%	7,147	3,333

Deferred taxes	7,040	6,933	-1.5%	(107)	531

Total liabilities	1,209,952	1,398,822	15.6%	188,870	107,118

Total equity	26,885	(18,253)	-167.9%	(45,138)	(1,398)

Total liabilities and equity	1,236,837	1,380,570	11.6%	143,732	105,720

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) — formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0587 = US$1.00 as of December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, Pemex Finance Ltd., P.M.I. Trading, Ltd.and Repcon Lux, S.A.

Note:	Numbers may not total due to rounding.

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Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement* **

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2008	2009	Change		2009	2008	2009	Change		2009
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	264,037	314,799	19.2%	50,762	24,078	1,328,950	1,094,154	-17.7%	(234,795)	80,956
Domestic sales	160,372	162,409	1.3%	2,037	12,422	679,754	596,370	-12.3%	(83,385)	44,125
Exports	102,474	151,137	47.5%	48,663	11,560	644,418	492,493	-23.6%	(151,925)	36,439
Revenue from services	1,191	1,253	5.2%	62	96	4,778	5,292	10.8%	514	392

Cost of sales(1)	213,039	164,778	-22.7%	(48,261)	12,603	654,032	516,835	-21.0%	(137,197)	38,240

Gross income	50,998	150,021	194.2%	99,023	11,474	674,917	577,319	-14.5%	(97,598)	42,716

General expenses(1)	32,224	31,146	-3.3%	(1,079)	2,382	103,806	100,507	-3.2%	(3,299)	7,436
Distribution expenses	11,673	8,079	-30.8%	(3,594)	618	33,962	31,856	-6.2%	(2,106)	2,357
Administrative expenses	20,551	23,066	12.2%	2,516	1,764	69,844	68,651	-1 .7%	(1,194)	5,079

Operating income (loss)	18,774	118,875	533.2%	100,101	9,092	571,111	476,812	-16.5%	(94,299)	35,279

Other revenues (expenses) -net(2)	36,330	15,408	-57.6%	(20,922)	1,178	197,991	40,283	-79.7%	(157,708)	2,981

Comprehensive financing result	(85,417)	6,614	107.7%	92,031	506	(107,512)	(15,308)	85.8%	92,204	(1,133)

Participation in the results of subsidiaries and associates	(677)	(237)	65.0%	440	(18)	(1,965)	(1,291)	34.3%	674	(96)

Income before taxes and duties	(30,991)	140,660	553.9%	171,651	10,759	659,625	500,496	-24.1%	(159,130)	37,032

Taxes and duties	86,641	157,268	81.5%	70,627	12,029	771,702	546,633	-29.2%	(225,069)	40,445

Net income (loss)	(117,632)	(16,608)	85.9%	101,024	(1,270)	(112,076)	(46,137)	58.8%	65,939	(3,414)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la

**	Convenience translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the year fourth quarter of 2009 and for 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for employee benefits.

(2)	Includes IEPS credits.
Note: Numbers may not total due to rounding.

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Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cash flows (indirect method)* **

	2008	2009	Change
	(Ps. MM)				(US$MM)
Operating activities
Income before taxes and duties paid (1)	536,299	506,953	-5.5%	(29,346)	37,509

Non-cash items (2)	113,211	103,321	-8.7%	(9,891)	7,645

Items related to investing activities	92,230	94,790	2.8%	2,559	7,013

Depreciation and amortization	89,841	76,884	-14.4%	(12,957)	5,689
Profit or loss of sale of property, plants and equipment	424	2,680	531.5%	2,256	198
Participation in subsidiary companies and joint ventures	1,965	1,291	-34.3%	(674)	96
Non-succesful well-drilling expenses	—	13,935		13,935	1,031

Items related to financing activities	90,872	(10,168)	-111.2%	(101,039)	(752)

Accrued interest	(2,801)	1,305	-146.6%	4,106	97
Other items	93,672	(11,473)	-112.2%	(105,145)	(849)

Funds provided by income before taxes and duties	832,612	694,895	-16.5%	(137,716)	51,415

Accounts receivable	(13,945)	1,261	-109.0%	15,206	93
Inventories	27,223	(19,964)	-173.3%	(47,187)	(1,477)
Other accounts receivable and other assets	(13,504)	11,320	-183.8%	24,824	838
Suppliers	243	27,896		27,653	2,064
Other liabilities	(20,353)	(20,142)	1.0%	211	(1,490)
Taxes and duties paid	(778,296)	(521,310)	33.0%	256,987	(38,572)
Funds provided by (used in) operating activities	(798,632)	(520,939)	-34.8%	277,693	(38,544)

Net cash flow from operating activities	33,979	173,956	411.9%	139,977	12,871

Investing activities
Property, plant and equipment	(141,091)	(215,908)	53.0%	(74,817)	(15,975)
Other permanent investments	555	123	-77.8%	(432)	9

Net cash flow from investing activities	(140,536)	(215,784)	53.5%	(75,249)	(15,966)

Excess (required) funds for financing activities	(106,556)	(41,828)	-60.7%	64,728	(3,095)

Financing activities
Bank loans	63,049	6,782	-89.2%	(56,268)	502
Securities	83,884	103,876	23.8%	19,991	7,686
Amortization of bank loans	(86,858)	(55,341)	-36.3%	31,517	(4,095)
Amortization of securities	(45,750)	—	-100.0%	45,750	—
Future equity increases	35,457	467	-98.7%	(34,990)	35
Other items	—	—		—	—

Net cash flow from financing activities	49,783	55,783	12.1%	6,000	4,127

Net increase in cash and cash equivalents	(56,773)	13,955	-124.6%	70,728	1,033

Cash and cash equivalents at the beginning of the year	170,997	114,224	-33.2%	(56,773)	8,451

Cash and cash equivalents at the end of the year	114,224	128,180	12.2%	13,955	9,484

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the average exchange rate of Ps. 13.5154 = US$1.00 for the 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The starting point is income before taxes and duties paid, not accrued as presented in the income statement.

(2)	Includes the net cost of employees benefits
Note: Numbers may not total due to rounding.

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Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results*

					Subsidiary
	Exploration		Gas and Basic		Companies and	Intersegment
	and Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
	(Ps. MM)
Twelve months ending December 31, 2009
Total sales	828,693	532,691	172,347	49,974	788,278	(1,277,828)	1,094,154
External clients	—	466,239	111,245	18,885	492,493	—	1,088,863
Intersegment	828,693	63,076	61,101	31,089	252,225	(1,236,184)	—
Revenues from services	—	3,376	—	—	43,559	(41,644)	5,292
Gross Income (loss)	608,119	(41,578)	9,395	(7,586)	50,657	(41,688)	577,319
Operating Income (loss)	577,251	(85,909)	(3,047)	(18,982)	8,233	(734)	476,812
Comprehensive financing result	(27,778)	5,811	2,749	100	9,778	(5,968)	(15,308)
Depreciation and amortization	62,375	9,023	3,676	1,143	667	—	76,884
Cost of the reserve for employee benefits	34,995	35,426	7,962	9,900	17,120	—	105,404
Taxes and duties	538,597	3,310	693	291	3,744	—	546,633
Net Income (loss)	6,321	(48,549)	552	(18,610)	(41,903)	56,052	(46,137)

As of December 31, 2009
Current assets	2,060,681	352,450	91,403	70,496	1,139,682	(3,316,482)	398,229
Investment in shares of non-consolidated	610	157	1,503	—	42,398	(34,906)	9,672
Fixed assets	711,503	186,971	42,128	17,488	9,501	—	967,592
Acquisition of fixed assets	173,395	24,951	2,193	2,198	1,362	—	204,099
Total assets	2,775,152	539,950	135,240	88,331	1,644,008	(3,802,092)	1,380,570
Short-term liabilities	2,240,720	248,244	32,420	9,493	1,018,012	(3,305,918)	242,971
Reserve for employee benefits	198,641	195,907	49,111	53,969	78,508	—	576,136
Total liabilities	2,965,087	484,187	89,416	64,252	1,624,371	(3,828,491)	1,398,822
Equity	(189,955)	55,763	45,824	24,079	19,637	26,399	(18,253)

Twelve months ending December 31, 2008
Total sales	1,137,807	547,548	271,136	80,057	976,836	(1,684,435)	1,328,950
External clients	—	487,070	167,108	25,576	644,418	—	1,324,172
Intersegment	1,137,807	56,992	104,028	54,482	330,043	(1,683,352)	—
Revenues from services	—	3,486	—	—	2,375	(1,083)	4,778
Gross income (loss)	902,305	(236,864)	13,004	(8,722)	42,448	(37,254)	674,917
Operating Income (loss)	871,180	(280,318)	(260)	(19,336)	178	(333)	571,111
Comprehensive financing result	(87,732)	(25,488)	3,200	624	4,032	(2,149)	(107,512)
Depreciation and amortization	74,476	9,979	3,688	1,094	604	—	89,840
Cost of the reserve for employee benefits	38,147	37,600	9,851	9,112	17,935	—	112,644
Taxes and duties	761,683	5,349	1,771	274	2,625	—	771,702
Net Income (loss)	23,473	(119,475)	2,264	(18,671)	(110,724)	111,056	(112,076)

As of December 31, 2008
Current assets	779,193	206,143	98,032	61,787	546,040	(1,326,904)	364,292
Investment in shares of non-consolidated	403	157	1,667	—	735,302	(726,351)	11,177
Fixed assets	606,669	171,845	43,832	16,548	6,169	—	845,062
Acquisition of fixed assets	113,322	24,155	5,405	3,507	2,922	—	149,312
Total assets	1,402,389	380,061	143,792	78,499	3,030,737	(3,798,640)	1,236,837
Short-term liabilities	94,755	158,067	39,420	7,720	1,126,494	(1,250,491)	175,965
Reserve for employee benefits	172,981	168,327	41,602	45,590	66,584	—	495,084
Total liabilities	1,144,607	395,714	96,036	54,481	2,988,056	(3,468,942)	1,209,952
Equity	257,782	(15,653)	47,756	24,018	58,622	(345,640)	26,885

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) — formerly Mexican GAAP — issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CNF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.
Note: Number may not toal due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2009	22
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Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes*

	Fourth quarter (Oct.-Dec.)			Year ended Dec. 31,
	2008	2009	Change	2008	2009	Change
Consolidated income statement ratios
Cost of sales / Total sales	80.7%	52.3%	-28.3%	49.2%	47.2%	-2.0%
Depreciation / Cost of sales and General expenses	11.1%	7.2%	-4.0%	11.9%	12.5%	0.6%
Operating income / Total sales	7.1%	37.8%	30.7%	43.0%	43.6%	0.6%
Taxes and duties / Total sales	32.8%	50.0%	17.1%	58.1%	50.0%	-8.1%

				Year ended Dec. 31,
				2008	2009	Change
Consolidated balance sheet ratios(1)
Properties and equipment / Total Assets				68.3%	70.1%	1.8%
Total debt / Total liabilites and equity				47.4%	45.8%	-1.7%

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) — formerly Mexican GAAP— issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure(1)

	As of December 31,
	2008	2009	2008	2009	2008	2009
	By currency		Percentage At fixed rate		At floating rate
US. Dollar	83.5%	80.2%	51.2%	61.4%	48.8%	38.6%
Mexican pesos	16.5%	19.8%	50.6%	42.1%	49.4%	57.9%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.07%	0.02%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	51.1%	57.6%	48.9%	42.4%

(1)	Excludes accured Interest.

Note: Numbers may not total due to rounding.
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of December 31,
	2008	2009	Change
	(Years)
U.S. Dollars	4.9	4.5	(0.4)
Mexican pesos	2.0	1.7	(0.3)
Euros	2.8	2.4	(0.4)
Yen	0.9	0.4	(0.5)
Total	4.4	3.9	(0.5)
Note: Numbers may not total due to rounding.

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Table A814
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Derivative financial instruments*

	As of December 31,
	2008	2009	Change	2009
	(Ps. MM)		(US $MM)
Derivative financial instruments linked to debt and assets

Face Value (Ps. MM)	140,747	165,595	24,848	12,681
Interest rate swaps	16,529	10,996	(5,533)	842
Cross currency swaps	69,439	118,315	48,876	9,060
Extinguishing cross currency swaps	35,100	16,583	(18,517)	1,270
Assets swaps(1)	19,679	19,701	21	1,509

Mark to market (Ps. MM)	(2,016)	8,698	10,715	666
Interest rate swaps	(1,269)	(1,395)	(126)	(107)
Cross currency swaps	3,791	6,732	2,940	515
Extinguishing cross currency swaps	(1,777)	3,241	5,018	248
Assets swaps (1)	(2,762)	120	2,882	9

Natural gas derivative financial instruments

Mark to market (Ps. MM)	154	198	44	15
Long swaps	(8,856)	5,038	13,894	386
Short swaps	9,009	(4,841)	(13,849.9)	(371)
Long options	915	318	(597)	24
Short options	(915)	(318)	597.5	(24)

Volume (MMBTU)	1,026,884	(52,653)	(1,079,537)
Long swaps	238,127,294	126,005,613	(112,121,681)
Short swaps	(237,060,126)	(126,053,351)	111,006,776
Long options	91,331,581	38,067,532	(53,264,049)
Short options	(91,371,864)	(38,072,448)	53,299,417

Volume of other hydricarbons derivative financial instruments

Mark to market(Ps. MM)	(106)	(372)	(266)	(29)
Volume (MMb)	29	10	(19)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 13,0587 — US$ 1.00 as of December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset swaps include options over Repsol YPF, S.A. shares.

Note: Numbers may not total due to rounding.

[14]	Derivative financial instruments are accounted at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even cash flows generated by these instruments are offset by cash flows generated by the associated positions.

PEMEX Unaudited Financial Results Report as of December 31, 2009	24
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Supplement of Operating Results for the Fourth Quarter of 200915
Table S1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating information summary

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
Hydrocarbons production
Total hydrocarbons (Mboed)	3,930	3,782	-3.8%	(148)	3,965	3,776	-4.8%	(188)
Total crude oil (Mbd)	2,729	2,583	-5.3%	(146)	2,792	2,601	-6.8%	(190)
Offshore crude oil/ Total crude oil production	80.3%	77.4%	-2.9%		81.2%	78.0%	-3.1%
Total gas equivalent (Mboed)(1)	1,201	1,199	-0.2%	(2)	1,173	1,175	0.1%	2
Total gas (Mboed)	7,260	7,009	-3.5%	(251)	6,919	7,031	1.6%	112

Dry natural gas production (MMcfd)	3,448	3,639	5.5%	191	3,461	3,572	3.2%	111
Natural gas liquids production (Mbd)(2)	359	370	3.1%	11	365	370	1.4%	5
Petroleum products production (2)	1,482	1,545	4.3%	64	1,490	1,524	2.3%	34
Net production of petrochemicals	920	703	-23.5%	(217)	4,152	3,933	-5.3%	(219)

(1)	Includes condensates.

(2)	Includes condensates and other streams to fractionating process.

(3)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

Note: Numbers may not total due to rounding. Mboed stands for thousand barrels of oil equivalent per day.
Exploration and Production

Crude Oil Production	During the fourth quarter of 2009, total crude oil production decreased by 5.3% as compared to the same quarter of 2008, from 2,729 to 2,583 Mbd.
Hydrocarbons production

Production of heavy crude oil decreased by 12.4%, primarily due to lower production at Cantarell, which resulted from the natural decline of that project and the shutdown of wells due to an increase in the oil-gas ratio. This decrease in production at Cantarell was partially offset by a 10.2% increase in production at the Ku-Maloob-Zaap (KMZ) project.

The rate of decline of the Akal field, the most important in the Cantarell project, decreased from 38% in the first half of 2009 to 12% in the second half of 2009, due to optimization works at Cantarell project.

Production of light crude oil decreased by 0.7%, primarily due to lower production at the Caan project in the Southwestern region and at the Jujo-Tecominoacan project in the Southern region. In contrast, production of extra-light crude oil increased by 30.7%, due to the completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern region, as well as in the Crudo Ligero Marino project in the Southwestern region.

We note that, excluding the negative trend in production at Cantarell, our crude oil production continued to rise throughout 2009.

[15]	If no further specification is included, for purposes of analysis, changes are made against the same period of the last year. The financial statements included in this report are non-audited as long as the auditing process concludes.

PEMEX Financial Results Report as of December 31, 2009.	S-1

PEMEX	Corporate Finance Office — Investor Relations

Table S2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,088	2,953	-4.4%	(135)	3,157	2,971	-5.9%	(185)
Crude oil	2,729	2,583	-5.3%	(146)	2,792	2,601	-6.8%	(190)
Heavy	1,681	1,472	-12.4%	(209)	1,766	1,520	-13.9%	(246)
Light	822	816	-0.7%	(6)	815	812	-0.4%	(4)
Extra-light	226	295	30.7%	69	210	270	28.2%	59
Natureal gas liquids(1)	359	370	3.1%	11	365	370	1.4%	5

(1)	Includes condensates.
Note: Numbers may not total due to rounding.
Chart G1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production
Table S3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
			(Mbd)
Total	3,333	3,256	3,158	3,166	3,048	2,934	2,891	2,794	2,754	2,729	2,667	2,590	2,567	2,583

Northeastern Marine Region	2,357	2,205	2,074	2,111	2,003	1,885	1,861	1,770	1,695	1,658	1,584	1,481	1,456	1,453
Cantarell	2,029	1,788	1,582	1,580	1,427	1,270	1,163	1,036	954	858	742	637	583	556
Ku-Maloob-Zaap	319	394	453	485	534	581	657	693	703	754	792	788	801	821
Others	9	23	39	47	42	34	41	41	39	45	49	56	72	76

Southwestern Marine Region	396	475	522	493	493	515	495	486	507	513	512	521	511	526
Chuc	103	107	96	94	82	78	76	71	68	62	67	67	67	71
Ixtal	9	47	77	50	74	73	74	56	98	102	102	105	110	114
Others	285	321	350	350	336	365	344	359	341	349	344	348	334	342

Southern Region	497	491	475	472	465	449	449	450	466	470	479	493	506	512
Samaria	65	64	67	63	59	58	55	52	51	52	52	51	48	46
Jujo	50	56	53	52	51	50	46	46	47	43	40	38	37	33
Iride	50	48	46	42	40	38	37	35	35	30	28	27	26	24
Puerto Ceiba	77	54	42	41	41	40	36	33	32	29	26	26	24	22
Sen	19	22	21	27	29	29	38	37	39	48	48	44	43	48
Tecominoacán	22	29	25	24	21	20	23	24	27	28	27	25	23	22
Others	213	218	222	223	225	213	213	221	235	240	257	282	306	316

Northern Region	84	84	87	89	87	85	87	88	86	88	92	95	94	92
Chicontepec	25	23	22	23	23	23	28	30	31	30	28	29	30	29
Poza Rica	10	10	10	10	9	9	8	7	7	8	8	7	6	7
Others	48	51	55	56	55	53	51	50	48	51	56	59	64	66

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-2

PEMEX	Corporate Finance Office — Investor Relations

Natural Gas Production	During the fourth quarter of 2009, total natural gas production decreased by 3.5% as compared to the fourth quarter of 2008, from 7,260 to 7,009 MMcfd.

The production of associated natural gas decreased by 6.1%, primarily due to optimization works in the transition zone at Cantarell[16]. In contrast, the production of non-associated natural gas increased by 1.5%, primarily due to the completion of wells in the Burgos project in the Northern region.

During the fourth quarter of 2009, the Burgos and Veracruz projects reached a combined production level of 2,377 MMcfd, representing 34% of total natural gas production. On November 18, 2009, the Burgos project reached its maximum historical production level of 1,620 MMcf.

In December 2009, we began to utilize the Cauchy field in the Veracruz project. This field has an initial volume of approximately 60 MMcfd.
Table S4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
Total	7,260	7,009	-3.5%	(251)	6,919	7,031	1.6%	112
Associated	4,711	4,422	-6.1%	(289)	4,320	4,480	3.7%	160
Non-associated	2,550	2,587	1.5%	38	2,599	2,550	-1.9%	(48)

Natural gas flaring(1)	1,640	701	-57.2%	(939)	1,334	1,032	-22.6%	(302)
Gas flaring / total production	22.6%	10.0%			19.3%	14.7%

Note: Numbers may not total due to rounding.

(1)	Includes nitrogen.
Table S5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMpcd)
Total	4,818	5,356	5,816	6,033	6,094	6,285	6,586	6,861	6,963	7,260	7,018	7,029	7,066	7,009
Northeastern Marine Region	928	920	992	1,129	1,147	1,356	1,647	1,854	1,913	2,189	1,900	1,814	1,803	1,617
Cantarell	759	716	782	930	925	1,124	1,383	1,586	1,634	1,897	1,579	1,457	1,469	1,300
Ku	103	141	146	138	147	153	161	153	159	164	178	211	180	153
Others	65	63	64	61	75	79	103	114	120	128	143	147	153	163
Southwestern Marine Region	655	856	985	940	1,010	1,035	991	1,016	1,046	1,038	1,067	1,141	1,095	1,142
Caan	206	185	171	159	200	212	188	227	209	179	163	180	173	176
May	24	85	135	121	152	165	173	229	206	215	254	278	265	274
Ixtal	13	86	143	99	151	147	152	113	200	202	202	208	211	228
Others	412	500	536	561	507	510	478	446	431	442	448	475	446	464
Southern Region	1,400	1,352	1,365	1,392	1,378	1,277	1,364	1,419	1,492	1,525	1,540	1,547	1,633	1,677
Iride	93	106	108	116	104	96	92	93	108	106	108	105	98	98
Narvaez	0	30	87	83	82	85	88	90	101	100	93	99	99	90
Sen	47	56	54	71	73	75	90	106	117	146	150	128	123	146
Tizón	28	29	31	36	42	40	33	32	54	75	78	95	98	102
Others	1,231	1,131	1,084	1,086	1,075	981	1,061	1,099	1,113	1,098	1,111	1,121	1,214	1,241
Northern Region	1,835	2,228	2,475	2,572	2,559	2,616	2,583	2,572	2,512	2,509	2,511	2,526	2,536	2,573
Chicontepec	28	28	29	28	25	29	44	50	51	66	81	83	77	68
Burgos	1,217	1,330	1,380	1,424	1,429	1,414	1,390	1,392	1,360	1,389	1,425	1,501	1,535	1,598
Veracruz	499	723	860	916	915	993	986	977	957	908	867	805	790	779
Others	91	147	206	204	191	180	163	153	148	147	138	138	135	128
Note: Numbers may not total due to rounding.

[16]	The transition zone is where gas-and oil producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-3

PEMEX	Corporate Finance Office — Investor Relations

Gas Flaring	In the fourth quarter of 2009, gas flaring decreased by 57.2% as compared to the fourth quarter of 2008, due to decreased gas extraction in the transition zone at Cantarell and works aimed at increasing the level of gas used.

Completion of Wells	During the fourth quarter of 2009, the number of wells drilled increased by 40.2%, from 209 wells to 293 wells, primarily due to an increase of 89 in the number of development wells that is explained by increased activity in the Aceite Terciario del Golfo (ATG) project. Additionally, we drilled 17 exploratory wells, which is five fewer than werw drilled during the same period of 2008.
Table S6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and operation equipment

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change

Wells drilled	209	293	40.2%	84	729	1,150	57.8%	421
Development	187	276	47.5%	89	664	1,075	61.9%	411
Exploration	22	17	-22.7%	(5)	65	75	15.4%	10

Total operating wells(1)					6,514	7,021	7.8%	507
Injection					267	207	-22.5%	(60)
Production					6,247	6,814	9.1%	567
Crude oil					3,127	3,713	18.7%	586
Non-associated gas					3,120	3,101	-0.6%	(19)

Selected operating infrastructure(1)
Drilling rigs(2)					143	176	23.0%	33
Offshore platforms					225	231	2.7%	6

(1)	At end of period.

(2)	As of Decerrter 31,2009, PEMEX owns 126 of these drilling rigs.
Note: Numbers may not total due to rounding.

Seismic Information	In the fourth quarter of 2009, we conducted 2D seismic studies covering 579 km, which is 4,736 km fewer than were covered in the same quarter of 2008. This decrease in 2D seismic studies is primarily explained by the lack of seismic data acquisition in the deep Gulf of Mexico.

In contrast, we conducted 3D seismic studies covering over 6,084 km2, an increase of 1,808 km2 as compared to the area covered during the same quarter of 2008. This increase was primarily due to increased activity in the Burgos and Veracruz projects, as well as in the development of fields located in the ATG project.
Table S7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Fourth quarter (Oct.-Dec.)			Year ended Dec. 31,
	2008	2009	Change	2008	2009	Change
Seismic information
2D (km)	5,315	579	(4,736)	7,512	18,032	10,520
3D (km2)	4,276	6,084	1,808	11,657	16,951	5,294
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-4

PEMEX	Corporate Finance Office — Investor Relations

Discoveries	Our main discoveries during 2009 were:
Table S8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Project	We ll	Geologic age	Initial production		Type
			Crude Oil	Natural gas			Publication
			(Mbd)	(MMcfd)	Crude oil	Natural gas	period
	Bellota-Chinchorro		12.3	7.6
	Bricol-1	Mesozoic	5.2		Extralight		1Q09
	Cupache-1	Mesozoic	1.3		Extralight		1Q09
	Madrefil-1	Upper Jurasic	5.8	7.6	Heavy	Associated	4Q09

	Burgos		1.8	56.5
	Artimon-1	Eocen		2.3		Wet	2Q09
	Barunda-1	Lower Oligocen		6.1		Dry	2Q09
	Cucaña-1	Eoceno		3.5		Dry	2Q09
	Parritas-1001	Oligocen	0.0	6.8		Dry	3Q09
	Nejo-2001	Oligocen	1.2	1.5		Gas and cond.	3Q09
	Nejo-301	Oligocen	0.2	0.9		Dry	3Q09
	Poas-1	Oligocen		1.8		Wet	4Q09
	Cali-201	Eocen	0.2	15.9		Gas and cond.	4Q09
	Trapiche-1	Eocen	0.0	4.2		Gas and cond.	4Q09
	Tucura-1	Eocen	0.1	5.6		Gas and cond.	4Q09
	Cougar-1	Lower Cretacic		7.9		Dry	4Q09

	Cactus-Sitio Grande		3.0	6.5
	Teotleco-1001	Middle Cretacic	3.0	6.5	Light		3Q09

	Crudo Ligero Marino		7.1	29.0
	Ichalkil-1 DL	Upper Jurasic	1.7	4.1	Extralight		4Q09
	Xux-1	Upper Jurasic	5.4	24.9		Gas and cond.	4Q09

	Delta del Grijalva		15.1	22.3
	Bajlum-1	Mesozoic	7.2		Extralight		1Q09
	Terra-1	Upper Jurasic	7.9	22.3	Heavy	Associated	4Q09

	Golpe-Puerto Ceiba		1.2	0.6
	Tupilco-2001	Middle Cretacic	1.2	0.6	Light		4Q09

	Holok-Temoa		0.3	22.5
	Leek-1	Miocen	0.3	22.5		Gas and cond.	4Q09

	Ku-Maloob-Zaap		14.8
	Tekel-1	Upper Cretacic	6.0		Heavy		2Q09
	Bacab-301	Upper Jurasic	2.3		Heavy		4Q09
	Chapabil-1A	Upper Cretacic	2.1		Heavy		4Q09
	Kayab-1ADL	Cretacic	4.4		Heavy		4Q09

	Ogarrio-Magallanes		1.6	0.9
	Flanco-1	Miocen	1.6	0.9	Heavy		3Q09

	Veracruz			5.2
	Cervelo-1A	Miocen		5.2		Dry	4Q09

Cantarell	During the fourth quarter of 2009, the main activities focused on counteracting the decline of the Cantarell project were:

• completion of four development wells;

• 20 major and 13 minor well workovers; and

• Installation of three well recovery platforms: Akal-TGP2, TR and Akal-MA.

The decline rate of the Akal field, the most important in the Cantarell project, decreased from 38% in the first half of 2009 to 12% in the second half of 2009, due to optimization works at the Cantarell project.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-5

PEMEX	Corporate Finance Office — Investor Relations

KMZ	During the fourth quarter of 2009, the main activities focused on maintaining production at the KMZ project were:

• completion of three development wells;
• 8 major and 14 minor well workovers;
• installation of PB-Ku-H production platform;
• installation of 2.1 km of a 24” oil and gas pipeline from Maloob-C drilling platform to the PB-Ku-H production platform; and
• installation of 0.5 km of a 12” pneumatic-pump gas pipeline for the interconnection of the KMZ-22 line with Maloob-C

On December 29, 2009, the KMZ project reached a new maximum historical production level of 881 Mb, due to the startup of new development wells.

ATG	During the fourth quarter of 2009, the main activities aimed at expanding capacity and maintaining production levels at the ATG project were:

• completion of 128 development wells, and
• 50 major and 114 minor well workovers.

Interconnection among finished wells in order to increase the production of the project is still being implemented.

The strategy in Chicontepec (ATG) is now focused on value generation, improved well productivity and recovery, cost reductions, and depletion management.

Blocks of 10km2 per contractor have been allocated to develop the area.

Tenders	The main tenders conducted by Pemex-Exploration and Production during the fourth quarter of 2009 were:
Table S9
Main Tenders
Pemex-Exploration and Production

		Announced/awa
Tender number	Amount US$MM	rded date	Description	Status	Awarded to:

18575111-003-09	3,458.9	05/11/2009	PIPELINE MAINTENANCE	AWARDED	NORPOWER, S.A. DE C.V.
	529.8		WELL MONITORING AND INDUCTION SERVICES WITH A HIDRAULIC UNIT IN ATG	AWARDED	CONSULTORIA APLICADA DEL SURESTE S.A. DE C.V.
18575004-017-09		14/10/2009	AND OTHER FIELDS IN THE NORTHERN REGION
	403.3		36” X 14.7KM GAS PIPELINE CONSTRUCTION FROM BATERIA SAMARIA II TO	AWARDED	OPERADORA CICSA, S.A DE C.V.
18575106-026-09		15/12/2009	CACTUS GAS PROCESSING CENTER
18575008-031-09	274.6	18/12/2009	ARTIFICIAL WELL PRODUCTION SYSTEMS IN THE VERACRUZ ASSET	AWARDED	M.I. DRILLING FLUIDS DE MEXICO, S.A. DE C.V.
	180.5		CONSTRUCTION OF WASTE DISPOSAL LINES FOR HIDROCARBONS	AWARDED	MADETAM SA DE CV
18575110-011-09		09/10/2009	TRANSPORTATIONS IN THE BURGOS ASSET
18575107-035-09	164.7	19/11/2009	OIL TANKER AGENCY SERVICES	AWARDED	CONSIGNATARIA SAN MIGUEL, S.A. DE C.V.
	120.4		DANGEROUS AND NON-DANGEROUS MATERIALS TRANSPORTATION SERVICES,	AWARDED	NAVEGACION COSTA FUERA SA DE CV
			EXPLORATION AND PRODUCTION OFFSORE PROTECTION SERVICES THROUGH
18575107-047-09		10/12/2009	THE USE OF WATER COURTAINS
18575008-030-09	114.9	29/10/2009	PIPELINES CONSTRUCTION FOR THE VERACRUZ ASSET	AWARDED	COPAVISA, S.A. DE C.V.
18575109-015-09	113.1	23/12/2009	INDUSTRIAL COMPRESSOR	AWARDED	EXTERRAN ENERGY DE MEXICO, S.A. DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-6

PEMEX	Corporate Finance Office — Investor Relations

Refining

Processing	During the fourth quarter of 2009, total crude oil processing increased by 5.3% as compared to the same quarter of 2008, primarily as a result of reduced maintenance activity, in accordance with the maintenance program in the National Refining System. Light crude oil processing increased by 5.0% and heavy crude oil processing increased by 5.7%.
Table S10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total processed	1,249	1,315	5.3%	66	1,261	1,295	2.7%	34
Light Crude	778	817	5.0%	39	759	814	7.2%	55
Heavy Crude(1)	471	498	5.7%	27	502	481	-4.2%	(21)

(1)	Excludes reconstituted crude.

Note: Numbers may not total due to rounding.

Capacity Utilization	During the fourth quarter of 2009, the primary distillation capacity utilization rate increased to 86.0%, or 4.0% more than the rate registered during the same quarter of 2008, due to higher processing levels and reduced non-scheduled maintenance activities.

Production	During the fourth quarter of 2009, production of petroleum products increased by 4.3% as compared to the fourth quarter of 2008, from 1,482 Mbd to 1,545 Mbd, primarily as a result of: (i) higher fuel oil production due to the reconversion of the H-Oil process, in the Tula refinery, to hidrodesulfurization of vacuum gas oils in order to produce ultra low sulfur gasolines; and (ii) higher gasolines production due to increased light crude processing.
Table S11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(Mbd)				(Mbd)
Total production	1,482	1,545	4.3%	64	1,490	1,524	2.3%	34
Gasolines	455	464	1.8%	8	452	472	4.6%	21
Fuel oil	295	346	17.2%	51	289	316	9.5%	28
Diesel	335	338	1.0%	3	344	337	-1.9%	(7)
Liquefied petroleum gas (LPG)(1)	204	205	0.4%	0.8	208	208	-0.3%	(1)
Jet Fuel	58	59	3.1%	2	64	57	-10.9%	(7)
Other(2)	135	133	-1.1%	(2)	134	134	-0.2%	(0.3)

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note: Numbers may not total due to rounding.

Franchises	As of December 31, 2009, the number of franchised gas stations totaled 8,803, 5.4% more than the 8,351 registered as of December 31, 2008.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-7

PEMEX	Corporate Finance Office — Investor Relations

Tenders	The main tenders conducted by Pemex-Refining during the fourth quarter of 2009 were:
Table S11
Main Tenders
Premex-Refining

		Announced
	Amount	/awarded
Tender number	US$ M M	date	Description	Status	Awarded to :
18576057-043-09	16,500.1	10/12/2009	MAINTEINANCE AND REPAIR SERVICES	AWARDED	NALCO DE MEXICO, S. DE R.L. DE C.V.
18576057-045-09	372.4	19/11/2009	OTHER PRODUCTS AND CHEMICAL SUBSTANCES	AWARDED	CRYOINFRA, S.A. DE C.V.
18576178-008-09	261.5	19/10/2009	VEHICULES
1 partida	15.2			AWARDED	CONTINENTAL AUTOMOTRIZ, SA DE CV
2 partidas	33.9			AWARDED	AUTOMUNDO, S.A. DE C.V.
2 partidas	37.4			AWARDED	VILLAUTOS ARAGON, S.A. DE C.V.
2 partidas	78.9			AWARDED	AUTOMOTRIZ GRABA , S.A. DE C. V.
2 partidas	30.5			AWARDED	SUPER CAMIONES Y AUTOS DE SILAO S.A. DE C.V
1 partida	45.4			AWARDED	ABAMEX CHEVROLET, S.A DE C.V.
1 partida	7.3			AWARDED	DAOSA S.A DE C.V.
2 partidas	12.5			AWARDED	IMPERIO AUTOMOTRIZ DE ORIENTE, S.A. DE C.V.
1 partida	0.4		PROVISION OF CHEMICAL SUBSTANCES AND PRODUCTS	AWARDED	AUTOKASA VIADUCTO, S.A. DE C.V.
18576057-029-09	179.1	17/11/2009	OTHER PRODUCTS AND CHEMICAL SUBSTANCES	AWARDED	BRENNTAG MEXICO, S.A. DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.
Gas and Basic Petrochemicals

Gas Processing	During the fourth quarter of 2009, total onshore natural gas processing increased by 6.0% as compared to the fourth quarter of 2008, mainly due to a 4.9% increase in the production of sour wet gas in the offshore regions and in the south region. Additionally, sweet wet gas processing increased by 9.6%, due to the incorporation of new wells in the Northern region.

As a result, dry natural gas production increased by 5.5%, and natural gas liquids production increased by 0.5%.
Table S12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,236	4,491	6.0%	255	4,240	4,436	4.6%	196
Sour wet gas	3,243	3,403	4.9%	160	3,188	3,381	6.0%	193
Sweet wet gas	993	1,088	9.6%	95	1,052	1,055	0.3%	3

Production
Dry natural gas	3,448	3,639	5.5%	191	3,461	3,572	3.2%	111
Natural gas liquids (Mbd)(1)	369	371	0.5%	2	376	378	0.6%	2

(1)	Includes condensates and other streams to fractionating process.

Note: Numbers may not total due to rounding.

Emiliano Zapata Compression Station	Advancements in the construction of 22km of 48” natural gas pipeline bypass to the city of Xalapa, Veracruz, included the following as of December 31, 2009:

• tracing of 22 km of rights of way;

• overhauling of 20.8 km of rights of way;

• transportation and installation of 19.4 km of pipeline, and

• digging of 16.4 km of trenches.

The bypass and its connection to the Emiliano Zapata compression station are scheduled to be completed by April 2010.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-8

PEMEX	Corporate Finance Office — Investor Relations

Poza Rica GPC	The project to expand capacity at the Poza Rica Gas Processing Center (GPC) includes the construction of a cryogenic plant with a capacity of 200 MMcfd, in order to process sweet wet gas from the ATG project. As of December 31, 2009, the main results of the project were:
•	conclusion of the risk and operating process study;

•	allocation of 100% of purchase orders for turbocompressors, turboexpanders, storage spheres, electrical equipment and heat exchangers;

•	compression land,

•	dismantlement of old pipes, and

•	conclusion of civil works and the installation of electric, sanitary and telecommunications systems in the area where offices will be located.

The total estimated investment in this project for the 2009-2011 period amounts to Ps. 3.9 billion.

Nuevo PEMEX GPC	The cogeneration project at the Nuevo PEMEX GPC is the first high-caliber cogeneration project devoted to supplying steam and electricity to that GPC, and to providing surplus electricity to other working centers.

On October 21, 2009, we initiated the preliminary steps in the basic engineering studies for this project. As of December 31, 2009, the main results are the following:
•	land clearing;

•	topographic and geotechnical studies; and,

•	allocation of purchase orders for heating recovery equipment and turbines.

Tenders	The main tenders conducted by Pemex-Gas and Basic Petrochemicals during the fourth quarter of 2009 were:
Table S14
Main Tenders
Pemex-Gas and Basic Petrochemicals

		Announced/aw
Tender number	Amount US$MM	arded date	Description	Status	Awarded to:

18577-001-010-09	237.6	21/11/2011	PROVISION AND CONSTRUCION OF THE HEATING RECOVERY PLANT FOR TURBOGENERATOR TG-4 AT GPC CIUDAD PEMEX	AWARDED	CERREY S.A DE C.V.
18577002-010-09	213.6	21/10/2009	RISK MANAGEMENT OF THE 48” PIPELINE CACTUS — CEMPOALA, TUXPAN — CEMPOA	AWARDED	ACTIVIDADES PETROLERAS INTEGRADAS, S.A. DE C.V.
Note: For further information on these and other tenders, consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-9

PEMEX	Corporate Finance Office — Investor Relations

Petrochemicals

Production	During the fourth quarter of 2009, total petrochemicals production decreased by 23.6%, from 920 to 703 thousand tons (Mt). This decrease was primarily due to:
•	a decrease in production of aromatics and derivatives, primarily due to decreased production of high-octane hydrocarbons, xylenes and styrene because of scheduled maintenance activity; and

•	a decrease in production of methane derivatives, particularly ammonia due to scheduled maintenance activity and technical problems in the Ammonia VI plant; which was partially offset by an increase in production of ethane derivatives, particularly low and high density polyethylene and vinyl chloride.
Table S15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Net production of petrochemicals

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
	(Mt)				(Mt)
Total production	920	703	-23.5%	(217)	4,152	3,933	-5.3%	(219)
Methane derivatives
Ammonia	184	175	-4.5%	(8)	896	790	-11.8%	(106)
Methanol	N/A	N/A	—	—	44	N/A	—	—
Ethane derivatives
Ethylene	8	18	117.2%	9	47	107	130.3%	61
Ethylene oxide	38	32	-14.9%	(6)	218	153	-29.7%	(65)
Low density polyethylene	47	74	55.6%	26	258	288	11.8%	30
High density polyethylene	29	53	85.9%	25	170	195	14.9%	25
Linear low density polyethylene	25	44	80.1%	19.7	154	206	34.0%	52
Vinyl chloride	32	56	74.5%	24	157	155	-1.2%	(2)
Aromatics and derivatives
Styrene	25	9	-61.8%	(15)	120	91	-23.7%	(28)
Toluene	10	7	-27.5%	(3)	50	53	6.2%	3
Xylenes	19	2	-88.2%	(17)	158	60	-62.0%	(98)
High octane hydrocarbon	101	19	-80.8%	(82)	249	433	73.8%	184
Others(1)	402	213	-47.1%	(190)	1,632	1,401	-14.2%	(231)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes, benzene, carbon dioxide, TX liquids, amorphous gasoline, heavy naphtha, butadiene and others. Figures exclude long residue.

Note: Numbers may not total due to rounding.

Infrastructure Projects	As of December 31, 2009, physical construction on the project to modernize and increase the capacity of the aromatics train at the Cangrejera Petrochemical Complex (PC) was 7.9% complete. The modernized aromatics train is expected to begin operations in 2012.

The first stage of the project to expand the capacity of the ethylene oxide plant in the Morelos PC was 98.6% complete.

On November 6, 2009, PEMEX entered into an agreement with counterparties Braskem and IDESA, under which PEMEX has agreed to supply the counterparties with 66 Mbd of ethane. This project, known as Ethylene XXI, has the objective of the construction, development and operation by Braskem and IDESA of an ethylene cracker plant with a million tons capacity and polerimization units for ethylene production. The project is expected to begin operations by 2015.

Tenders	During the fourth quarter of 2009 Pemex-Petrochemicals did not announce or award any tenders with a value greater than Ps. 100 million.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-10

PEMEX	Corporate Finance Office — Investor Relations

International Trade17

Crude Oil	During the fourth quarter of 2009, the volume of crude oil exports decreased by 12.0% as compared to the same quarter of 2008, from 1,420 to 1,249 Mbd, primarily as a result of lower crude oil production and higher crude oil processing.

Approximately 83.3% of total crude oil exports was composed of heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 83.9% of its total crude oil exports to the United States of America, while the remaining 16.1% was distributed among Europe (9.4%), the rest of the Americas (2.0%) and the Far East (4.7%).

The weighted average export price of the Mexican crude oil basket increased by 53.9%, from US$45.7 in the fourth quarter of 2008 to US$70.4 per barrel in the fourth quarter of 2009.

Dry Gas	During the fourth quarter of 2009, dry gas exports decreased, from 198 to 61 MMcfd, and dry gas imports increased from 397 to 473 MMcfd, primarily due to higher demand from the National Electricity Commission (CFE by its Spanish acronym).

Petroleum products and Petrochemicals	During the fourth quarter of 2009, exports of petroleum products increased from 206 to 223 Mbd, primarily due to: (i) increased exports of fuel oil explained by higher production and decreased demand from the CFE resulting from lower natural gas prices; and (ii) decreased imports, from 547 to 530 Mbd, primarily as a result of decreased purchases of gasoline and diesel.

By volume, the main petroleum products exported during the fourth quarter of 2009 were fuel oil and naphtha, while the main products imported were gasoline and LPG.

Petrochemical exports increased from 76 to 201 Mt, primarily due to increased sulfur[18] and ethylene sales. In addition, petrochemical imports increased from 137 to 178 Mt, primarily as a result of increased ammonia purchases.

By volume, the main petrochemicals exported during the fourth quarter of 2009, were sulfur and ethylene; the main petrochemicals imported were ammonia, methanol and isobutene.

[17]	According to data provided by P.M.I.®, except natural gas.

[18]	Sulfur is included as a petrochemical product for categorization purposes only.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-11

PEMEX	Corporate Finance Office — Investor Relations

Table S16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
International Trade(1)

		Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
Exports
Crude oil (Mbd)	1,420	1,249	-12.0%	(171)	1,403	1,225	-12.7%	(178)
Heavy	1,249	1,040	-16.7%	(209)	1,251	1,068	-14.6%	(183)
Light	38	13	-65.9%	(25)	23	14	-38.5%	(9)
Extra-light	133	196	47.8%	63	130	143	10.7%	14
Average price (US$/b)	45.7	70.4	53.9%	24.6	98.3	52.9	-46.2%	(45.4)

Dry natural gas (MMcfd)	198	61	-69.0%	(136)	107	67	-38.0%	(41)
Petroleum products (Mbd)	206	223	8.3%	17.0	177	250	41.5%	73
Petrochemicals (Mt)	76	201	163.2%	125	463	578	24.8%	115

Imports
Dry natural gas (MMcfd)	397	473	19.1%	76	447	422	-5.6%	(25)
Petroleum products (Mbd)(2)	547	530	-3.1%	(17)	549	513	-6.5%	(36)
Petrochemicals (Mt)	137	178	30.5%	42	303	349	15.1%	46

(1)	Source: P.M.I.® except dry natural gas.

(2)	Includes 98 Mbd and 105 Mbd of LPG for the fourth quarter of 2008 and 2009, respectively.

Note: Numbers may not total due to rounding.
Industrial Safety, Environmental Protection and Social Development

Industrial Safety	During the fourth quarter of 2009, the frequency index of industrial accidents at PEMEX’s facilities decreased by 46.8%, to 0.33 incapacitating accidents per million man-hours worked (MMhw), as compared to the fourth quarter of 2008. Similarly, the severity index decreased by 43.9%, to 23 days lost per MMhw. The improvements in both indexes are primarily explained by the reinforcement of PEMEX-SSPA.[19]

During 2009, PEMEX recorded an accident frequency index of 0.42 per MMhw, which represents an improvement of 10.6% as compared to the fourth quarter of 2008 and is the lowest recorded accident frequency index in PEMEX’s history. This result was primarily due to the incorporation of international best practices in industrial safety, health and environmental protection.

Environmental Protection	During the fourth quarter of 2009, the sulfur oxide emissions index increased by 17.7%, to 2.53 tons per thousand tons (t/Mt), primarily due to decreases in crude oil production and sulfur oxide emissions[20].

[19]	The frequency index is the number of accidents with incapacitating injuries per MMhw of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during and outside standard working hours, including overtime hours.
The “severity index” is the number of days lost per MMhw of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of work accident injuries or rewarded as compensation for partial, total or permanent incapacity, or for death.

[20]	Average sulfur oxide emissions (SOX) by thousand tons.

PEMIX Unaudited Financial Results Report as of December 31, 2009	S-12

PEMEX	Corporate Finance Office — Investor Relations

Table S17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2008	2009	Change		2008	2009	Change
Selected indexes
Frequency index (1)	0.62	0.33	-46.8%	(0.29)	0.47	0.42	-10.6%	(0.05)
Severity index (2)	41.0	23.0	-43.9%	(18.00)	27.0	26.0	-3.7%	(1.00)
Sulfur oxide emissions (t/Mt)	2.15	2.53	17.7%	0.38	2.60	2.27	-12.7%	(0.33)
Reused water / Use and management	0.03	0.06	100.0%	0.03	0.04	0.04	0.0%	0.00

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure. Quarterly figures include information for the last month of the period.

(2)	PEMEX incapacitating work accidents severity index measures the number of days lost to incapacitating work accidents. Quarterly figures include information for the last month of the period.

Note: Numbers may not total due to rounding.

Social Development	During 2009, PEMEX donated a total of Ps. 1.5 billion to multiple social development causes. The main beneficiaries of these donations, who together received 94.2% of such donations were the states most extensively involved in the local oil industry: Campeche, Chiapas, Tabasco, Tamaulipas, Veracruz, Coahuila, Guanajuato, Hidalgo, Oaxaca, Nuevo León and Puebla.
Table S18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Donations Distribution by Prioritary State for the Oil Industry

State	Project	Percentage

Tamaulipas	Support for the construction of highways Los Encinos and Arboledas in the Municipality of Altamira. Repair of streets to meet population’s needs in response to the extreme rains and atypical floods which occurred from July 4 to July 10, 2008.	18.4

Tabasco	Construction of the drinking water treatment plant La Isla II, which is located in the Municipality of Centro.
Ecological studies and development of environmental protection and preservation projects.
Ecological-environmental strategies for the reduction of the liabilities regarding accusations of damages attributable to PEMEX.
Technological strengthening and technical assistance for the efficient operation of the System for Geografic Environmental Information. Promotion of environmentaly friendly culture in communities where PEMEX operates.
	Projects that consist of mutual funds for sustainable projects, ordering backyards, integration of local.	17.6

Veracruz	Support for the Schools Reconstruction and Rehabilitation Program in several Municipalities. Projects aimed at increasing the quality of life of the population, including: restoration of the downtown archeological zone of the municipality of Castilo de Teayo, the restoration of the House of Culture in the Municipality of Cerro Azul, and construction of a new bridge in Tampamachoco, located between Tupan and Laguna de Tampamachoco.	14.8

Campeche	Supply power to the Universidad Technologica de Campeche in the Peninsula de Atasta, as well as the paving of roads and several projects in 2008 related to the fishing sector, both in the Municipality of Carmen.	11.2

Chapas	Construction of Reforma’s Regional Hospital, which upon completion will have a capacity of 30 beds and will offer health and specialty services in the Municipality of Reforma and several other municipalities in the northern region of the state.	6.0

Total		68.0

Incidents	On October 15, 2009, 63,000 barrels of diesel were spilled in Tijuana, Baja California, due to an illegal tap in the Rosartio-Mexicali pipeline.

On October 26, 2009, an oil spill caused by an illegal tan in the Nuevo Teapa — Tula-Salamanca pipeline affected 2.3 hectares of the municipality of Omealca, Veracruz.

On December 8, 2009, 17 barrels of crude oil from the Batería Sánchez Magallanes 7 and Batería Sánchez Magallanes 4 pipelines were spilled as a result of vandalism, affecting two hectares of the municipality of Cárdenas, Tabasco.

PEMEX Unaudited Financial Results Report as of December 31, 2009	S-13

PEMEX	Corporate Finance Office — Investor Relations

If you would like to contact Investor Relations, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List”.

Celina Torres	Mario Luis Fuentes
ctorresu@dcf.pemex.com	mfuentes@dcf.pemex.com

Carmina Moreno	Guillermo Regalado
cmoreno@dcf.pemex.com	gregalado@dcf.pemex.com

Cristina Arista	Paulina Nieto
darista@dcf.pemex.com	pnietob@dcf.pemex.com

Antonio Murrieta
amurrieta@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
Convenience translations into US dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, at December 31, 2009, of Ps. 13.0587 = US$1.00; other translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.0743 = US$1.00 and Ps. 13.5154 = US$1.00 for the fourth quarter of 2009 and for 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) and the U.S. Securities and Exchange Commission (SEC), in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The SEC permits flings of oil and gas companies to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.
PEMEX Financial Results Report as of December 31, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: March 19, 2010
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
     Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
     Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.